Zentek Announces Distribution and Supply Agreement with
Henry Schein, Inc.

Guelph, ON - August 24, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company has signed a Distribution and Supply Agreement with Henry Schein, Inc. (Henry Schein).  This initial agreement will be for a period of three years and is for Canada and the United States. Sales of ZenGUARD™ surgical masks in the United States will commence upon facility establishment registration and issuance of market clearance from the Food and Drug Administration.

Henry Schein is the world's largest provider of health care solutions to office-based dental and medical practitioners. The Henry Schein team will market and distribute ZenGUARD™ surgical masks to dental practices in the U.S. and Canada.

Greg Fenton, CEO of Zentek commented: "Henry Schein has been a leading company in the sales and distribution of health care products for over 90 years and been recognized by FORTUNE® as one of the World's Most Admired Companies. We are proud to have our ZenGUARD™ surgical masks carried by one of the most respected distributors in the world. We believe this is another meaningful step toward securing volumes in a market segment with stable demand for surgical masks. While our focus is currently on surgical masks in Canada, we look forward to exploring other opportunities for our ZenGUARD™ platform in the dental space with Henry Schein."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development and commercialization of graphene-based novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information:

Investorrelations@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.